Exhibit 4.1

ARS Networks, Incorporated
( formerly Ameri-Can Railway Systems, Inc.)
Incentive Compensation Plan

Equity Incentive Plan:

On June 20,1998 the Company adopted the Equity Incentive Plan (the "Equity Plan"). The purpose of the Equity Plan is to provide directors, officers and certain key employees with additional incentives by increasing their proprietary interest in the Company. As of June 20,1998, there were 4,500,000shares of Common Stock reserved for issuance under the Equity Plan pursuant to stock options and stock awards. Options granted under the Equity Plan may be either Incentive Stock Options (as defined in the Internal Revenue Code of 1986, as amended) or Options which do not qualify as incentive stock options ("Non-Qualified Options"). The exercise price of all Incentive Stock Options granted under the Equity Plan may not be less than the fair market value of the underlying Common Stock at the date of grant. In the event that an optionee owns more than 10% of the voting power or value of all classes of stock of the Company, the minimum exercise price of the Incentive Stock Option may not be less than 110% of the market value of the underlying Common Stock at the date of grant. No Option may be exercised after 10 years from the date of grant (5 years for optionees who are greater than 10% stockholders). The Equity Plan will be administered by a committee of two or more non-employee members of the Company's Board of Directors. Options are transferable only with the written approval of the Committee. An option to purchase 1,969,998 Shares of the Company's Common Stock has been granted to the Founders, Directors, Executive Officers and certain consultants of the Company. The options have a term of five (5) years and vested upon the date of grant. It was resolved to issue to the founders, Directors, and Officers a pro-rata increase in their respective shareholdings of twenty-five in response to progress in meeting corporate goals related to key milestones in the development and testing of the technology, securing a test site with a major Class I Railway, in operations, and in the raising of capital. SEE: options SAR Grants table elsewhere within.

Under the Equity Plan, a director who is not otherwise an employee of the Company ("Non-Employee Director") is granted in July of each year that he serves as a director, a Non-Qualified option to Purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant. Each option is for a term of ten years and can be exercised immediately. Except for the foregoing, non-employee directors are not otherwise eligible to receive options, awards or other rights under the Equity Plan.

The Equity Plan also provides that the officers, independent contractors, consultants and employees of the Company may receive, without payment, awards of Common Stock, cash or a combination thereof in respect of the attainment of certain performance goals determined by the Board of Directors, under the Incentive Compensation Plan or otherwise.

The Equity Plan also provides that stock appreciation and depreciation rights may be granted in tandem with, or independently of, options granted under the Equity Incentive Plan (except for non-employee directors). However, stock appreciation rights granted in tandem with an Incentive Stock Option may be granted only at the time such option is granted, and Stock depreciation rights may not be granted in connection with an Incentive Stock Option.

Under the Equity Plan, participants in the Equity Incentive Plan other than non-employee directors may be granted the right to exercise their options by surrendering all or part of the option (to the extent then exercisable) and receive in exchange an amount payable by the Company in cash or Common Stock (valued at the then fair market value) or a combination thereof equal to the excess of the then fair market value of the shares issuable upon exercise of the option or portion thereof surrendered over the exercise price of the option or portion thereof surrendered. Generally, options that are exercisable at death or disability or termination for cause may be exercised at any time prior to the expiration of the option but not more than three months after the date of termination, unless the option has vested.

On June 20, 1998 the Company adopted the Incentive Compensation Plan

(the "Incentive Plan"). The purpose of the Incentive Plan is to attract, motivate and retain key employees of the Company. Employees of the Company are eligible to participate in the Incentive Plan. Each participant shall be eligible to receive a performance award under the plan as computed on measured performance, equal to a predetermined percentage of annual salary at the beginning of the Company's fiscal year.

The maximum eligible award by component is: profit performance - 50%, budget discipline - 30%, subjective - 20%. The profit performance segment relates directly to the achievement of certain goals set at the beginning of the year. The budget discipline segment is based on the approved budget for the year. The subjective segment relates to the total performance of the participant as determined by the Chief Executive Officer and/or the Board of Directors. No profit performance award will be given if the Company does not achieve at least 80% of its profit plan for the year. The Board of Directors reserves the right to modify, change and/or delete components or the entire Incentive Compensation Plan. Consultants and/or other independent contractors may be eligible to participate in the Incentive Compensation Plan.